[redacted]

13010499

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tweedy, Browne Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Finn 212.916-0600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Shrager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tweedy, Browne Company LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

NOTARY PUBLIC, State of New York
Qualified in New York County
Commission Expires Aug. 28, 2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tweedy, Browne Company LLC

Financial Statements and Supplemental Schedules Pursuant to SEC Rule 17a-5
December 31, 2012

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Tweedy, Browne Company LLC

Financial Statements and Supplemental Schedules Pursuant to SEC Rule 17a-5
December 31, 2012

Tweedy, Browne Company LLC
Index
December 31, 2012

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Independent Auditor's Report

To the Members of
Tweedy, Browne Company LLC

We have audited the accompanying financial statements of Tweedy, Browne Company LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in members' capital and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tweedy, Browne Company LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2013

Tweedy, Browne Company LLC
Statement of Financial Condition
December 31, 2012

Assets	
Current assets	
Cash and cash equivalents	$ 1,824,037
Investment advisory fees receivable	15,115,345
Receivable from clearing broker	72,127
Other current assets	287,019
Total current assets	17,298,528
Security deposits	416,345
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $4,944,319)	1,800,642
Total assets	$ 19,515,515
Liabilities and Members' Capital	
Current liabilities	
Accounts payable and other accrued liabilities	$ 1,291,633
Accrued professional fees	209,837
Total liabilities	1,501,470
Commitments and contingencies (Note 6)	
Members' capital	18,014,045
Total liabilities and members' capital	$ 19,515,515

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Income
Year Ended December 31, 2012

Revenues	
Investment advisory fees	$ 149,868,865
Performance fees	293,722
Brokerage commissions	526,939
Interest and other income	771,120
Total revenue	151,460,646
Expenses	
Employee compensation and benefits	25,154,262
Selling, general and administrative	5,025,351
Facilities and related expenses	3,846,615
New York City unincorporated business tax	3,708,016
Professional fees	2,458,507
Depreciation and amortization	438,264
Interest expense	369
Total expenses	40,631,384
Net income	$ 110,829,262

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Changes in Members' Capital
Year Ended December 31, 2012

	Managing Member	Nonmanaging Members	Total
Members' capital at beginning of year	$ 11,977,774	$ 8,195,917	$ 20,173,691
Noncash capital contribution (Note 7)	-	3,918,171	3,918,171
Distributions to members	(80,218,800)	(36,688,279)	(116,907,079)
Net income	78,066,619	32,762,643	110,829,262
Members' capital at end of year	$ 9,825,593	$ 8,188,452	$ 18,014,045

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 110,829,262
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Depreciation and amortization	438,264
Noncash expenses	3,918,171
Changes in assets and liabilities	
Increase in investment advisory fees receivable	(3,887,692)
Increase in receivable from clearing broker	(13,054)
Increase in other current assets	(147,276)
Increase in security deposits	(202,770)
Decrease in accounts payable and other current liabilities	(11,905)
Decrease in accrued professional fees	(30,981)
Total adjustments	62,757
Net cash provided (used) by operating activities	110,892,019
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(925,698)
Net cash provided (used) in investing activities	(925,698)
Cash flows from financing activities	
Distributions paid	(116,907,079)
Net cash provided (used) in financing activities	(116,907,079)
Increase (decrease) in cash and cash equivalents	(6,940,758)
Cash and cash equivalents	
Beginning of year	8,764,795
End of year	$ 1,824,037
Supplemental information	
Taxes paid during the period	$ 3,550,000
Interest paid during the period	369

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Tweedy, Browne Company LLC (the "Company") is a limited liability company organized in the state of Delaware, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and an investment advisor, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer that clears its transactions through J.P. Morgan Clearing Corporation ("JPMCC") on a fully disclosed basis. The Company provides brokerage services to its clients primarily in connection with its money management operations. As a registered investment advisor, it provides investment advisory services to various high net worth individuals and institutions. Additionally, as more fully explained in Note 7, the Company is the investment advisor to four registered investment companies, four related domestic investment limited liability companies and five related Passive Foreign Investment Companies. The Company was reorganized on October 9, 1997 as a successor to the business of Tweedy, Browne Company L.P. (the "Predecessor Partnership"). Immediately following the conversion to a limited liability company, the former partners of the limited partnership sold an equity interest of approximately 71% to Affiliated Managers Group, Inc. ("AMG"). AMG became the managing member of the Company and the former partners of the limited partnership continued as nonmanaging members.

The Company's headquarters are located in New York City. It also has a research satellite office in London, U.K. to conduct securities research in connection with foreign investments.

2. Significant Accounting Policies

Basis of Presentation
The financial statements of the Company are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All accounts are maintained in U.S. dollars.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company holds no cash equivalents at December 31, 2012.

Furniture, Equipment and Leasehold Improvements
Property, equipment and software are stated at cost and are depreciated over their estimated useful lives, ranging from 3 to 7 years, using the straight-line method beginning in the year an item was placed in service. Leasehold improvements, which are also stated at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Revenue Recognition
The Company's revenues consist primarily of investment advisory fees and brokerage commissions, which are recognized as revenue when earned. Investment advisory fees from the four registered investment companies are recognized as earned and are billed semi-monthly based on average net assets over the period. The majority of the investment advisory fees from managed accounts are billed in advance on a quarterly basis. Fees billed in advance are deferred and

recognized over the period earned. Performance-based management fees on managed accounts are generally earned based upon a percentage of the increase in value of the various portfolios due solely to the appreciation in value of securities plus interest, dividends or other income for the period and are recognized at the end of the measurement period, typically quarterly or annually. Brokerage commissions are recognized on a trade date basis and are remitted by the clearing broker on a monthly basis after necessary offsets for clearing charges and execution costs. Such clearing charges and execution costs are included within selling, general and administrative expense in the statement of income. The Company attempts to limit its brokerage commissions to an amount that approximates the clearing charges and execution costs on the respective trade.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown as they involve future claims that have not occurred and may not occur. However, based on past experience, management expects the risk of loss to be remote.

Income Taxes
The Company is not subject to federal or state income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate tax returns. Accordingly, no federal or state income tax accruals have been provided for in the accompanying financial statements. The Company is subject to New York City unincorporated business taxes, which is based on a percentage of New York City business income, as defined by the tax rules. This is reflected as an expense in the statement of income.

Accounting principles generally accepted in the United States of America set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2009 forward (with limited exceptions).

3. Receivable From Clearing Broker

The Company is an introducing broker that clears its customer security transactions through J.P. Morgan Clearing Corporation on a fully disclosed basis. The Company pays its clearing broker a fixed ticket charge for clearing its transactions. At December 31, 2012, $72,127 is due from the clearing broker, consisting principally of commissions due on transactions after deductions for clearing and other execution charges.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2012 are summarized as follows:

Computer equipment and software	$ 2,832,228
Furniture and fixtures	384,312
Leasehold improvements	3,528,421
	6,744,961
Less: Accumulated depreciation and amortization	(4,944,319)
	$ 1,800,642

Depreciation and amortization expense amounted to $438,264 for the year ended December 31, 2012. During 2012, the Company disposed of approximately $133,064 fully depreciated assets.

5. Profit Sharing Plan

The Company has a noncontributory profit sharing plan (the "Plan") that covers all eligible employees of the Company. The Company's contribution to the Plan for the year ended December 31, 2012 amounted to $1,415,404, of which $14,867 was payable by the Company at December 31, 2012 and is included in accounts payable and other accrued liabilities on the statement of financial condition.

6. Commitments and Contingencies

The Company currently leases office space in New York City, Long Island, London, U.K. and Stamford, Connecticut under lease agreements expiring February 24, 2013, September 30, 2013, April 5, 2022 and February 28, 2023, respectively. Effective February 25, 2013, the Company will relocate its headquarters to Stamford, Connecticut from New York City. Rent expense under these leases for the year ended December 31, 2012 was $1,934,546 for the New York City office, $94,743 for the Long Island Disaster Recovery Site and $129,741 for the U.K. office. During 2012, the Company subleased a portion of its New York City office space and earned rental income of $323,045 which is included in interest and other income on the statement of income. This sublease terminated effective with the termination of the New York City lease on February 24, 2013.

The lease commitments provide for minimum annual rental payments as follows:

	New York City	Long Island Disaster Recovery Site	London, U.K.	Stamford Connecticut	Total
2013	$ 324,408	$ 67,493	$ 38,844	$ 518,946	$ 949,691
2014	-	-	44,393	1,268,305	1,312,698
2015	-	-	44,393	1,293,671	1,338,064
2016	-	-	44,393	1,319,544	1,363,937
2017	-	-	44,393	1,345,935	1,390,328
Thereafter	-	-	188,670	7,268,422	7,457,092
	$ 324,408	$ 67,493	$ 405,086	$ 13,014,823	$ 13,811,810

The London amounts above are translated from British pounds at the December 31, 2012 exchange rate. These minimum rentals are subject to escalation or reduction based upon certain costs incurred by the landlord and, with respect to the London office, by real estate taxes for each year that the premise is actually occupied by the Company.

The Company is subject to claims, legal proceedings and other contingencies in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

7. Related Party Transactions

In addition to commissions and investment advisory fees from unrelated customers, the Company receives investment advisory fees and commission income for securities brokerage services performed for four domestic investment limited liability companies, wherein certain of the nonmanaging members of the Company are members and the Company is the managing member, and for five Passive Foreign Investment Companies, wherein certain of the nonmanaging members of the Company are stockholders and the Company is the investment advisor. For the year ended December 31, 2012, such commissions and investment advisory fees amounted to $39,565 and $12,495,540, respectively. At December 31, 2012, investment advisory fees receivable from such products were $1,754,634. Under GAAP, these products are considered variable interest entities, and are not consolidated in the Company's financial statements as the Company is not the primary beneficiary, as defined in GAAP.

The Company has distribution agreements with the four mutual funds comprising Tweedy, Browne Fund, Inc. (the "Funds"). The Company is the investment advisor for the Funds and the aforementioned nonmanaging members of the Company are officers and/or directors of Tweedy, Browne Fund Inc. During the year ended December 31, 2012, the Company earned investment advisory fees of $77,010,073 from the Funds, of which $4,536,282 was receivable at December 31, 2012. Additionally, the Company earns a fee for providing certain shareholder servicing and compliance services to the Funds. During the year ended December 31, 2012, the Company earned fees of $396,730 for such services, which is included in interest and other income on the statement of income.

Under the Cash Management Program agreement with the managing member, the Company makes loans to the managing member of excess cash and earns a rate of return. The Cash Management Program allows the Company to apply loan program balances against amounts due to the managing member for its income allocation distributions. For the year ended December 31, 2012, the Company earned $45,596 in interest income under the Cash Management Program.

LLC units of the Company are periodically transferred or sold by LLC members. Transfers of LLC units to members or employees below fair value result in the recognition of a capital contribution by the contributing member. Compensation expense, if any, is recognized over the applicable vesting period of the transferred units.

8. Distributions and Allocations

The Limited Liability Company Agreement (the "Agreement"), governing the operations of the Company, contains provisions which call for the allocation of income and gain to capital accounts and subsequent distribution to its members. This is generally in proportion to their respective ownership percentage, as defined in the Agreement. Certain nonmanaging members receive monthly guaranteed payments. These payments are included in employee compensation and benefits on the statement of income.

9. Net Capital Requirement

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in SEC Rule 15c3-1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the rule. At December 31, 2012, the Company had net capital of $4,989,977, which was $4,889,879 in excess of its required net capital of $100,098. The Company's net capital ratio was 0.30 to 1 at December 31, 2012.

The Company is exempt from the provisions of SEC Rule 15c3-3 because it does not receive any funds or securities in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. Off-Balance Sheet Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk.

Pursuant to its current clearing agreement with JPMCC, the Company is liable for amounts uncollected from customers introduced by the Company. As JPMCC's right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements.

11. Concentrations

The Company maintains its cash balances in one major New York City bank. The balances in these accounts usually exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such deposits.

The majority of the Company's brokerage transactions, and consequently the concentration of its credit exposure, is with broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by monitoring credit limits and requiring collateral where appropriate.

The Company generates the majority of its revenues by providing management, investment advisory, and shareholder services to domestic customers. Revenues are also generated by the Company's securities brokerage business. Fees for services are mainly asset or transaction based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets.

12. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2013, which is the date the financial statements were available to be issued.

Tweedy, Browne Company LLC
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2012 — Schedule I

Total members' capital	$ 18,014,045
Less: Nonallowable assets	
Property, equipment and leasehold improvements, net	1,800,642
Managed accounts receivables and other assets	11,223,426
Total nonallowable assets	13,024,068
Net capital	4,989,977
Less: Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	100,098
Excess net capital	$ 4,889,879
Aggregate indebtedness	$ 1,501,470
6-2/3% of aggregate indebtedness	100,098
Percent of aggregate indebtedness to net capital	30 %

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2012, filed by the Company on January 22, 2013.

Tweedy, Browne Company LLC
Computation for Determining Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2012 — Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through J.P. Morgan Clearing Corporation, another registered broker-dealer, on a fully disclosed basis.

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Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Members of
Tweedy, Browne Company LLC

In planning and performing our audit of the financial statements of Tweedy, Browne Company LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2013

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Report of Independent Accountants on General Assessment Reconciliation (Form SIPC-7) Required by SEC Rule 17a-5(e)(4)

To the Members of
Tweedy, Browne Company LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Tweedy, Browne Company LLC for the year ended December 31, 2012, which were agreed to by Tweedy, Browne Company LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Tweedy, Browne Company LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Tweedy, Browne Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 13, 2011 in the amount of $87,551 compared to check number 4438 dated July 13, 2011 and a payment dated January 20, 2012 in the amount of $80,289 compared to check number 5231 dated January 20, 2012.

   There were no differences noted.

2. Compared the Total Revenue amount of $151,460,646 reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $151,365,397 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012.

   Noted an immaterial difference of $95,249 related to mutual fund fee waivers recorded differently on the Form SIPC-7

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 1, revenues related to investment advisory services, of $68,369,683 to the trial balances provided by Cynthia Dooley, Controller.

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There were no differences noted.

b. Compared deductions on line 3, commissions, floor brokerage and clearance, of $287,249 to the trial balances provided by Cynthia Dooley, Controller.

There were no differences noted.

c. Compared deductions on line 8, rental and interest income, of $324,645 to the trial balances provided by Cynthia Dooley, Controller.

There were no differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $67,136,104 and $167,840, respectively, of the Form SIPC-7.

   b. Recalculated the mathematical accuracy of the trial balances.

   No differences noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2011 on which it was originally computed.

   No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the members of Tweedy, Browne Company, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2013

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